SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER	E-MAIL ADDRESS

VIA EDGAR	January 12, 2011

Re:	CB Richard Ellis Group, Inc. and Additional Registrants

Registration Statement on Form S-4

Registration No.: 333-170974

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Jerard T. Gibson

Dear Mr. Gibson:

On behalf of CB Richard Ellis Group, Inc. (the “Company”) and the additional registrants named in the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), we are providing the following responses to your comment letter, dated December 17, 2010, regarding the Registration Statement. To assist your review, we have retyped the text of the staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

1.	We note that you have requested confidential treatment of portions of a material agreement filed with the Commission. Please be advised that comments, if any, to this confidential treatment request will be forthcoming in a separate letter. If we issue any comments to the confidential treatment request, we will act upon any request for acceleration of the effective date of the Form S-4 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

The Company acknowledges the staff’s comment.

BEIJING    HONG KONG    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT LLP	-2-	January 12, 2011

2.	Please include a description of the tax consequences associated with your REIT status and file a tax opinion as an exhibit to the registration statement or advise us why such revision and filing is not required. It appears that the tax consequences would be material to investors. Refer to Item 601(b)(8) of Regulation S-K.

The Company advises the staff that the Company and the additional registrants are not REITs and, therefore, the Company believes it is not required to include a description of the tax consequences associated with REIT status or file a tax opinion as an exhibit to the Registration Statement.

Please do not hesitate to call William B. Brentani at (650) 251-5110 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	U.S. Securities and Exchange Commission

Sonia G. Barros, Special Counsel

Jerard T. Gibson, Staff Attorney

CB Richard Ellis Group, Inc.

Laurence H. Midler